Exhibit No. 21

Subsidiaries of Armstrong World Industries, Inc.

December 31, 2024

The following is a list of subsidiaries of Armstrong World Industries, Inc., omitting certain subsidiaries, which, when not considered in the aggregate, but as a single subsidiary, would not constitute a significant subsidiary.

U.S. Subsidiaries	Jurisdiction of Incorporation
Armstrong Cork Finance LLC	Delaware
Armstrong Ventures, Inc.	Delaware
Armstrong World Industries (Delaware) LLC	Delaware
AWI Licensing Company	Delaware